FORM 6-K

02047706

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
7/31/02

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

0-29448

EganaGoldpfeil (Holdings) Limited
formerly known as Egana International (Holdings) Limited
(Translation of registrant's name into English)

Block C4, 11/F., Hong Kong Industrial Centre, 489-491 Castle Peak Road,
Cheung Sha Wan, Kowloon, Hong Kong.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EganaGoldpfeil (Holdings) Limited
Registrant

Date July 26, 2002

By ____________________

EGANAGOLDPFEIL

(HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Consolidation of Issued Share Capital and Change in Board Lot Size

Summary:

The Directors proposes to consolidate the issued share capital of the Company by consolidating 10 issued shares of HK$0.10 each into 1 consolidated share of HK$1.00 each, and to change the board lot size for trading on the Stock Exchange from 20,000 to 2,000 consolidated shares upon the share consolidation becomes effective.

Further announcement regarding the expected timetable for the share consolidation, trading arrangement, arrangement for odd lot facilities and procedures for free exchange of share certificates for the consolidated shares will be made as soon as practicable.

Proposed Consolidation of Issued Share Capital and Change in Board Lot Size

The Directors proposes to consolidate the issued share capital of the Company by consolidating 10 issued shares of HK$0.10 each into 1 consolidated share of HK$1.00 each and to change the board lot size for trading on the Stock Exchange from 20,000 shares of HK$0.10 each to 2,000 consolidated shares of HK$1.00 each upon the consolidation becomes effective. The proposed change in board lot size will not change the value of each board lot of consolidated shares.

As at the date of this announcement, the authorized share capital of the Company were HK$2,000,000,000 divided into 20,000,000,000 shares of HK$0.10 each, of which 11,215,674,898 shares were issued and credited as fully paid. Upon the share consolidation becomes effective and assuming no further shares will be issued prior to the EGM, the authorized share capital will be HK$2,000,000,000 divided into 2,000,000,000 shares of HK$1.00 each, comprising 1,121,567,489 consolidated shares of HK$1.00 each in issue and credited as fully paid. The consolidated shares will rank pari passu in all respects with each other and there will be no change in the relative rights of the Shareholders. Fractional entitlements of consolidated shares will be aggregated and sold for the benefit of the Company.

As at the date of this announcement, the Company has 455,980,000 share options and convertible notes in the principal amount of US$1,700,000 outstanding.

The proposed consolidation of shares will not, of itself, alter the underlying assets, business operations, management or financial position of the Company or the proportionate interests of the Shareholders, except for the payment of related expenses.

As announced on 23 July 2002, the Company's ADS have ceased to be traded on the Nasdaq National Market effective 25 July 2002. One ADS represented 300 shares of HK$0.10 each. With the recent cessation of trading on the Nasdaq National Market, the Directors believe that it would be opportune time to effect the proposed share consolidation as less compliance requirements will be required to effect the change. In addition, the proposed share consolidation will increase the nominal value of the shares and the trading price of the shares on the Stock Exchange, and should attract more international institutional investors, thereby extending the shareholders base. As such, it is in the best interests of the Company and the Shareholders as a whole.

Application for Listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the consolidated shares of HK$1.00 each in the capital of the Company.

Trading Arrangement

In order to facilitate the trading of odd lots (if any), the Company will procure Upbest Securities Company Limited of 2nd Floor, Wah Kit Commercial Centre, 302 Des Voeux Road Central, Hong Kong to arrange for the sale and purchase of odd lots on behalf of the Shareholders and potential investors. The Company will also make available arrangements to the Shareholders for the free exchange of existing share certificates for new share certificates for the consolidated shares upon the share consolidation becoming effective. Further details of the trading arrangement and free exchange of share certificates will be announced as soon as practicable.

Conditions of the Share Consolidation

The share consolidation is conditional on the fulfillment of the following conditions:

1. the passing by the Shareholders of an ordinary resolution to be proposed at the EGM approving the share consolidation;
2. the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the consolidated shares; and
3. the approval of the relevant government authority, if required.

General

An EGM will be convened as soon as practicable for the purpose of considering the share consolidation proposal.

A circular containing, among other things, details of the share consolidation, change in board lot, trading arrangement, arrangement for free exchange of share certificates for the consolidated shares and a notice convening the EGM will be dispatched to the Shareholders as soon as practicable.

Definitions

"ADS"	American Depository Shares
"Company"	EganaGoldpfeil (Holdings) Limited
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of considering the share consolidation
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Hans-Joerg SEEBERGER
Chairman and Chief Executive

Hong Kong, 26 July 2002

聯洲國際集團
EGANAGOLDPFEIL
(HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)

合併已發行股份及更改每手買賣單位

摘要

董事建議將公司每10股面值0.10港元之已發行股份合併為1股面值1.00港元之合併股份。此外，董事亦建議於合併股份生效後，於聯交所之每手買賣單位將由20,000股股份更改為2,000股合併股份。

有關合併股份之時間表、買賣安排、零碎單位設施安排；及免費換領合併股份股票手續之進一步公佈，將於可行之情況下盡快刊發。

合併已發行股份及更改每手買賣單位

董事建議將公司每10股面值0.10港元之已發行股份合併為1股面值1.00港元之合併股份。此外，董事亦建議於合併股份生效後，於聯交所之每手買賣單位將由20,000股每股面值0.10港元之股份更改為2,000股每股面值1.00港元之合併股份。更改每手買賣單位之建議對每手合併股份之價值不會構成任何影響。

於本通告之日期，公司之法定股本為2,000,000,000港元，分為20,000,000,000股股份，每股面值0.10港元，其中11,215,674,898股股份已發行及列作繳足股本。待合併股份生效後且於舉行股東特別大會前並無發行任何股份，公司之法定股本將為2,000,000,000港元，分為2,000,000,000股股份，每股面值1.00港元，其中包含1,121,567,489股每股面值1.00港元之合併股份將發行及列作繳足股本。各合併股份將在各方面與其他股份享有同等權利，現有股東之有關權益將不會改變。合併股份之碎股將被合併出售，利益歸公司所有。

於本通告之日期，公司有455,980,000股購股權及價值1,700,000美元可換股債券。

除須支付有關費用外，合併股份本身不會影響公司之基本資產、業務運作、管理或財務狀況或股東之權益比例。

據二零零二年七月廿三日之通告，公司之美國預託證券由二零零二年七月廿五日起已停止於納斯達克證券市場買賣。1股美國預託證券相等於300股每股面值0.10港元之股份。隨著最近已於納斯達克證券市場停止買賣，董事相信此為實行合併股份建議的最佳時機，因當中涉及較少法規要求。此外，合併股份建議將增加股份之面值及於聯交所的股份價格，亦能引起更多國際機構投資者的興趣，藉此擴大股東基礎。因此這安排可為公司及股東整體帶來最大的利益。

申請上市

公司將向聯交所上市委員會申請將每股面值1.00港元之合併股份上市及買賣。

買賣安排

為了使零碎單位(倘有)易於買賣，公司將委任美建證券有限公司(地址為香港德輔道中302號華傑商業中心2樓)代表股東及潛在投資者安排買賣零碎單位。公司亦將於合併股份生效後，安排股東免費將現有股票更換為新的合併股份股票。有關買賣股份安排及免費更換股票之手續之進一步公佈，將於可行之情況下盡快刊發。

合併股份之條件

合併股份須待下列條件達成後，方可作實：

1. 股東通過將於股東特別大會上提呈，以通過合併股份之普通決議案；
2. 聯交所上市委員會批准合併股份上市及買賣；及
3. 有關政府機構之批准(倘有)。

一般資料

公司將盡快召開股東特別大會，以考慮合併股本建議。

載有合併股本、更改每手買賣單位、買賣安排、免費換領合併股份股票安排之詳細資料，連同召開股東特別大會通告之通函，將於可行之情況下盡快寄交股東。

釋義

「公司」	指	聯洲國際集團
「董事」	指	公司董事
「股東特別大會」	指	公司即將召開以考慮合併股份建議之股東特別大會
「股東」	指	公司股東
「聯交所」	指	香港聯合交易所有限公司

承董事會命
主席兼行政總裁
史璧加

香港，二零零二年七月廿六日